LTC Properties, Inc.
                                                  300 Esplanade Drive
                                                  Suite 1860
                                                  Oxnard, California 93030
                                                  805.981.8655
                                                  FAX:  805.981.8663




                                 March 30, 1998

Regent Assisted Living, Inc.
Bank of America Financial Center
121 S.W. Morrison, Suite 1000
Portland, Oregon  97204

Attention:  Mr. Walter C. Bowen, President, CEO and Chairman

     Re:  Agreement to Purchase and Lease Assisted Living Residences

Dear Mr. Bowen:

     LTC Properties, Inc. ("LTC") is pleased to advise you that LTC agrees, through its wholly-owned subsidiary LTC West, Inc., a Nevada corporation ("LTC West"), and subject to the parameters outlined in this letter and approval of LTC's Board of Directors, to enter into a group of sale/leaseback transactions with Regent Assisted Living, Inc., an Oregon corporation ("Regent"), with respect to those certain properties described below (each a "Property" and collectively, the "Properties"), and each of which Properties shall be improved with an assisted living facility having that number of units indicated below. The total cumulative purchase price to be paid by LTC West to Regent for the Properties shall be Fifty-Four Million Six Hundred Ten Thousand Dollars ($54,610,000) (the "Total Purchase Price), and the purchase price with respect to each Property (the "Specific Property Purchase Price") will be as follows:

Location                    Units               Purchase Price
--------                    -----               --------------
Tucson, AZ                   117                    $9,000,000
Roseville, CA                 93                     7,200,000
Rio Rancho, NM               109                     8,400,000
Henderson, NV                116                     8,700,000
Austin, TX                   117                     8,500,000
Casper, WY                    53                     3,710,000
Cheyenne, WY                  77                     5,390,000
Laramie, WY                   53                     3,710,000

TOTALS                       735                   $54,610,000

     As we have previously discussed, Regent will sell and assign all of its right, title and interest in and to all real estate, tangible and intangible personal property and fixtures comprising the Properties to LTC West, and LTC West will purchase the Properties from

Mr. Walter C. Bowen, President, CEO and Chairman
Regent Assisted Living, Inc.
March 30, 1998
Page 2


Regent and will lease the Properties to Regent or a wholly-owned subsidiary of Regent ("Regent Sub"), all upon the following terms and conditions:

     1. Purchase Price. LTC West shall pay Regent the Total Purchase Price in connection with the purchase of all of the Properties. With respect to the purchase of each individual Property, LTC West shall pay Regent the Specific Property Purchase Price in the table set forth above. The Specific Property Purchase Price shall be paid in all cash at closing with respect to LTC West's purchase of each Property.

     2. Determination of Properties; Property Application Materials. Regent and LTC West anticipate that the Properties specifically listed in the table above are the Properties that will be the subject of the transaction contemplated in this commitment letter. In the event, however, that it becomes impossible or impracticable for Regent to enter into the transactions contemplated in this commitment letter with respect to one or more of the Properties listed in the table above, including but not limited to as a result of the failure of a contingency to LTC West's obligations hereunder as set forth in Paragraph 3, hereof, then Regent shall have the right and the obligation to provide an acceptable substitute property to LTC West in accordance with this Paragraph 2. The determination of whether a proposed substitute property shall become a Property subject to this commitment letter shall be made by LTC West in its sole discretion based upon materials supplied by Regent. LTC West shall commence its evaluation of each proposed substitute property submitted for approval by Regent at such time as LTC West has received all of the following (collectively, the "Property Application Materials") from Regent: (i) a copy of the market and feasibility study for the applicable proposed substitute property prepared by a consultant entirely acceptable to LTC West; (ii) Regent's proposed Specific Property Purchase Price for the applicable proposed substitute property, including a detailed breakdown of the hard and soft construction costs comprising the Specific Property Purchase Price; (iii) a copy of the geotechnical report with respect to the proposed substitute property; (iv) a copy of a Phase I environmental site inspection report with respect to the proposed substitute property dated not earlier than three (3) months prior to the date of submission to LTC West and prepared by an environmental consultant entirely acceptable to LTC West; (v) a budget for operation of the assisted living facility on the proposed substitute property for the first twenty-four
(24) full months of operation; (vi) a copy of Regent's final, unconditional certificate of occupancy (or other similar license or permit) with respect to the assisted living facility located on the proposed substitute property; and
(vii) a copy of Regent's unconditional license to operate the assisted living facility located on the proposed substitute property. Once all Property Application Materials have been received by LTC West, LTC West shall determine within five (5) business days whether LTC West will accept the applicable proposed substitute property as one of the Properties subject to this commitment letter.

Mr. Walter C. Bowen, President, CEO and Chairman
Regent Assisted Living, Inc.
March 30, 1998
Page 3

     3. Contingencies.

          (a) LTC West's obligation to purchase the Properties and to consummate the transactions contemplated in this commitment letter shall be expressly contingent upon each of the following:

               (i) the state of title to each of the Properties must be acceptable to LTC West in LTC West's reasonable discretion, and LTC West (at such time as LTC West acquires title to the Property) shall have received an ALTA Owner's Policy of Title Insurance-Extended Coverage - for each Property issued by Chicago Title Insurance Company showing the fee interest in each Property vested in LTC West subject only to those exceptions specifically agreed to in writing by LTC West, and containing those endorsements reasonably required by LTC West. In each case, the title commitment shall be ordered through Ms. Sherry Strazz at Chicago Title Insurance Company's office in Portland, Oregon, with copies of all correspondence and title documents in connection with such order to be routed through Ms. Laine Cheng at Chicago Title Insurance Company's National Office in Los Angeles, California;

               (ii) LTC West shall have received an ALTA/ACSM Land Title Survey of each Property and the improvements located thereon prepared by a professional land surveyor entirely satisfactory to LTC West and dated after substantial completion of the construction of the assisted living facility on each Property, which survey shall be certified to LTC, LTC West, Chicago Title Insurance Company and to any other party which LTC West may reasonably require with the following language:

               "This is to certify that this map or plat and the survey on which it is based were made (i) in accordance with "Minimum Standard Detail Requirements for ALTA/ACSM Land Title Surveys," jointly established and adopted by ALTA and ACSM in 1992, and includes items 1, 2, 3, 6 (as to set back restrictions only), 8, 9, 10, and 11 in Table A thereof; and (ii) pursuant to the Accuracy Standards (as adopted by ALTA and ACSM and in effect on the date of this certification) of an Urban Survey."

               In addition, the record legal description of each Property must appear on the survey of that Property, and any record easements or

Mr. Walter C. Bowen, President, CEO and Chairman
Regent Assisted Living, Inc.
March 30, 1998
Page 4


               servitudes and covenants affecting each Property must be plotted thereon;

               (iii) LTC West shall have received a Phase I environmental site assessment of each of the Properties addressed to LTC and LTC West in form and content, and performed by an environmental consultant, entirely acceptable to LTC West, and LTC West shall have approved such Phase I environmental site assessment or otherwise be satisfied that any recommendations set forth therein will be satisfied by Regent prior to closing;

               (iv) LTC West shall have received a UCC lien, judgment lien and tax lien search dated after the date of substantial completion of the assisted living facility on each Property evidencing that no liens exist as to the personal property located on each Property other than those liens previously approved in writing by LTC West;

               (v) LTC West shall be satisfied with the physical condition of the assisted living facilities located on the Properties based on a physical inspection of each Property by LTC West;

               (vi) LTC West shall have received evidence acceptable to LTC West that each of the Properties is properly zoned for use as an assisted living facility without variance or conditional use permit;

               (vii) LTC West shall have received a corporate resolution of Regent's Board of Directors authorizing Regent to enter into, deliver and perform all of the documents and instruments necessary to effect each of the sale/leaseback transactions contemplated in this commitment letter, which corporate resolution may cover multiple Properties; and to the extent Regent Sub is the lessee under the applicable Lease, LTC West shall have received a corporate resolution of Regent Sub's Board of Directors authorizing Regent Sub to enter into, deliver and perform all of the documents and instruments necessary to effect each of the sale/leaseback transactions contemplated in this commitment letter, which corporate resolution may cover multiple Properties;

               (viii) LTC West shall have received a Certificate of Good Standing from the State of Oregon for Regent and from the state of incorporation for Regent Sub and Certificates of Qualification to

Mr. Walter C. Bowen, President, CEO and Chairman
Regent Assisted Living, Inc.
March 30, 1998
Page 5


               Do Business from the state in which each Property is located from Regent and/or Regent Sub (as applicable);

               (ix) LTC West shall have received a copy of the final and unconditional certificate of occupancy with respect to each Property and a copy of Regent's final and unconditional license to operate the assisted living facility located on each Property as a fully-licensed assisted living facility in the state in which the applicable Property is located, and having not less than the number of units specified for each Property in the table above (or in the Property Application Materials (defined above) submitted to LTC West in connection with a proposed substitute property which becomes a Property);

               (x) LTC West shall have received a copy of the market and feasibility study with respect to the Property, and LTC West shall have approved the market and feasibility study; and

               (xi) LTC West, at its option, shall have conducted with respect to each Property, and be satisfied with the results of, such other standard due diligence as is customarily performed by LTC West in connection with the acquisition of a fee interest in a property improved with an assisted living facility.

     4. Lease Term. LTC West will acquire each of the Properties and lease them to Regent (or Regent Sub, as the case may be), at such time as the construction of the assisted living facility on each Property is completed, the final and unconditional certificate of occupancy and final and unconditional operator's license with respect thereto issued and all other pre-conditions to closing have been met with respect to said Property, but in no event shall any of said purchase and sale transactions close later than June 30, 1998; provided, however, that the outside closing date for the Property located in Austin, Texas only shall be July 31, 1998. As a result, the parties anticipate that the Properties will not all be acquired by LTC West at one time, and Regent's obligation to pay Minimum Rent and other charges under each Lease will commence concurrently with LTC West's acquisition of the Property to which the Lease relates. For purposes of (i) cross-defaulting, (ii) the exercise of options to extend the term of each Lease or (iii) other leasehold purposes, each of the Leases shall be "packaged" with other Leases (each a "Package") as set forth below between Regent (or Regent Sub) and LTC West, and the Leases in each such Package shall, for certain purposes, be related to and dependent upon the other Leases in said Package. On or before June 30, 1998, LTC West and Regent will have entered into sale/leaseback transactions with respect to assisted living facilities in: Fremont, California; Eugene, Oregon; and Portland, Oregon (the "Other Properties"),

Mr. Walter C. Bowen, President, CEO and Chairman
Regent Assisted Living, Inc.
March 30, 1998
Page 6


which Other Properties are not covered by this commitment letter. The Leases for the Properties located in Fremont, California, Portland, Oregon, Casper, Wyoming, Cheyenne, Wyoming and Laramie, Wyoming shall constitute a Package (the "First Lease Package"), and the Leases for the Properties located in Eugene, Oregon, Tucson, Arizona, Roseville, California, Rio Rancho, New Mexico, Henderson, Nevada and Austin, Texas shall constitute a Package (the "Second Lease Package"). Notwithstanding the foregoing, in the event that LTC West and Regent consummate at least two (2) more sale/leaseback transactions with respect to assisted living facilities in at least two (2) additional locations (the "Additional Properties") (i.e., in addition to the sale/leaseback transactions for the Properties and the Other Properties), then two (2) of the Properties in the Second Lease Package (which two (2) Properties shall be determined by LTC West in its sole and absolute discretion) shall be released from the Second Lease Package and packaged together with the Additional Properties to constitute a Package (the "Third Lease Package").

     Notwithstanding the fact that Regent's rental obligations under the Leases of the Properties and the Other Properties may commence on different dates, it is LTC's specific intention that the initial term of all of the Leases in the First Lease Package will terminate on February 28, 2013, and it is LTC's specific intention that the initial term of all of the Leases in the Second Lease Package will terminate on that date which is fifteen (15) years following the commencement date of the third (3rd) Lease to commence in the Second Lease Package. Regent shall have two (2) consecutive ten-year options to extend the term of all of the Leases in each Lease Package; that is, Regent shall only have the option to extend the term of any one of the Leases in the First Lease Package so long as Regent exercises its option to extend the term of all of the Leases in the First Lease Package. Similarly, Regent shall only have the option to extend the term of any one of the Leases in the Second Lease Package so long as Regent exercises its option to extend the term of all of the Leases in the Second Lease Package. In the event that LTC West and Regent consummate sale/leaseback transactions for the Additional Properties, the Leases for the two (2) Properties released from the Second Lease Package shall be amended to provide that said Leases are co-terminus with the Leases for the Additional Properties and that the options to extend the term of said Leases may only be exercised together with the options to extend the term of the Leases of the Additional Properties.

     5. Minimum Rent. The initial annual Minimum Rent for the first year of each Lease for the Properties located in Casper, Wyoming, Cheyenne, Wyoming and Laramie, Wyoming shall be an amount equal to the Specific Property Purchase Price paid by LTC West for each such Property multiplied by the sum of three hundred twenty-five (325) basis points plus the average interest rate on the ten-year Treasury Security for the five (5) business days prior to the third
(3rd) business day prior to closing. The initial annual Minimum Rent for the first year of each Lease for the Properties in the locations set forth in the table below shall be as follows:

Mr. Walter C. Bowen, President, CEO and Chairman
Regent Assisted Living, Inc.
March 30, 1998
Page 7


Location                   Lease Rate         Initial Annual Minimum Rent
--------                   ----------         ---------------------------
Tucson, AZ                    8.87%                              $798,300
Roseville, CA                 8.87%                              $638,640
Rio Rancho, NM                8.87%                              $745,080
Henderson, NV                 8.91%                              $775,170
Austin, TX                    8.91%                              $757,350

Regent shall pay an amount equal to one-twelfth (1/12) of the annual Minimum Rent owing under each Lease on the first day of each and every month during the term of the Lease without demand, abatement, set-off or notice. Commencing on the first anniversary of the commencement date of each Lease (each an "Anniversary Date"), and continuing thereafter on each subsequent Anniversary Date for each of the Leases during the initial term and each option term of said Leases, the Minimum Rent applicable to each of the Leases shall be increased in an amount equal to the annual Minimum Rent payable under the applicable Lease for the immediately preceding twelve (12) month period increased by one hundred fifty percent (150%) of the cumulative increase in the CONSUMER PRICE INDEX, U.S. CITIES AVERAGE, ALL ITEMS (1982 - 84 = 100) published by the United States Department of Labor, Bureau of Labor Statistics (the "CPI") from the date of the immediately preceding adjustment of Minimum Rent (or, in the case of the first adjustment to Minimum Rent from the commencement date of the applicable Lease), to the date on which the Minimum Rent adjustment will take effect, but in no event shall any adjustment result in a new Minimum Rent which is more than two (2%) percent greater than the Minimum Rent for the immediately preceding twelve
(12) month period.

     6. Rent During Option Periods. The initial Minimum Rent for the first option term of each Lease shall be the higher of: (i) Minimum Rent in the last twelve (12) months of the initial term of the Lease increased by two percent (2%); or (ii) an amount equal to the initial Minimum Rent payable in the first twelve (12) months of the initial term of the Lease adjusted by the cumulative increase in the CONSUMER PRICE INDEX, U.S. CITIES AVERAGE, ALL ITEMS (1982-84=100) published by the United States Department of Labor, Bureau of Labor Statistics (the "CPI") from the commencement date of the applicable Lease to the first day of the first option term of said Lease. The initial Minimum Rent for the second of the option terms for each Lease shall be the higher of:
(i) Minimum Rent in the last twelve (12) months of the first option term of the Lease increased by two percent (2%); (ii) an amount equal to the Minimum Rent payable in the first twelve (12) months of the first option term of the Lease adjusted by the cumulative increase in the CPI from the first day of the first option term of the Lease to the first day of the second option term thereof; or
(iii) the fair market value rent for the Property which is the subject of the Lease as determined by an independent appraisal process.

Mr. Walter C. Bowen, President, CEO and Chairman
Regent Assisted Living, Inc.
March 30, 1998
Page 8


     7. Triple Net Lease. Regent shall be responsible for all costs associated with the operation of the assisted living facilities located on the Properties, including, but not limited to, all property and other taxes, utilities, insurance premiums and costs to maintain the assisted living residences in good condition and repair, reasonable wear and tear excepted (collectively "Additional Charges"). Taxes shall include any and all taxes of any kind associated with the real or personal property constituting the assisted living facilities, including, but not limited to, taxes attributable to any period prior to acquisition of the Properties by LTC West.

     8. Repair and Maintenance. Regent shall be responsible for completing any and all work, of every kind and nature whatsoever, necessary to maintain each assisted living facility located on the Properties as an assisted living residence in good condition and repair, reasonable wear and tear excepted. In addition, at Regent's sole cost and expense, Regent shall complete all applications, give all notices and obtain and maintain all licenses, permits and approvals necessary or desirable to allow Regent to operate the assisted living facilities located on the Properties in accordance with all legal and regulatory requirements.

     9. Cross-Default. Each Lease with respect to each Property in the First Lease Package shall be cross-defaulted with each of the other Leases in the First Lease Package such that any default under any one Lease in the First Lease Package shall constitute a default under each other Lease in the First Lease Package. Similarly, each Lease with respect to each Property in the Second Lease Package shall be cross-defaulted with each of the other Leases in the Second Lease Package such that any default under any one Lease in the Second Lease Package shall constitute a default under each other Lease in the Second Lease Package.

     10. Indemnity. Each Lease shall provide that Regent shall fully indemnify, defend, protect and hold LTC West harmless from and against any and all costs, losses, expenses, judgments, claims, fees (including reasonable attorneys' fees and costs) or damages of any kind or nature whatsoever arising from or relating to the assisted living facilities located on the Properties and the operation thereof, including, without limitation, all matters relating to (i) the presence of hazardous substances located on the Properties, (ii) compliance with or failure to comply with the provisions of the federal Americans with Disabilities Act, (iii) compliance with or failure to comply with the provisions of the Fair Housing Amendments Act of 1988; (iv) compliance with or failure to comply with the provisions of Section 8 of the United States Housing Act of 1937, as amended, and any and all other matters whatsoever relating to the Properties, the assisted living facilities located thereon and the operation thereof. Regent's indemnification obligations described in this paragraph shall survive the expiration or termination for any reason of the Leases.

Mr. Walter C. Bowen, President, CEO and Chairman
Regent Assisted Living, Inc.
March 30, 1998
Page 9


     11. Assignment and Subletting. Regent shall not be entitled to sublet or assign any one or more of the Leases without the prior written consent of LTC West which consent may be given or withheld in LTC West's sole discretion; provided, however, that to the extent that Regent Sub is the lessee under a Lease, Regent Sub shall be entitled, at any time without first obtaining the consent of LTC West, to sell and convey either the Property which is the subject of the Lease or all of the issued and outstanding stock of Regent Sub to Regent so long as LTC is notified of such conveyance in writing within five (5) business days thereafter.

     12. Lease Guaranty. To the extent LTC West leases a Property to Regent Sub, Regent shall execute and deliver to LTC West an absolute and unconditional guaranty of the payment and performance of all of Regent Sub's obligations under the Lease for the Property, including, but not limited to, any indemnification obligations of Regent Sub to LTC West. Said lease guaranty shall be on LTC West's standard form.

     13. Closing Costs. Concurrently with the closing of LTC West's acquisition of each of the Properties, Regent shall be responsible to pay any and all closing costs in connection with the closing of the acquisitions and the leases to Regent, including but not limited to all of LTC West's attorneys' fees (which shall be $7,500.00 for each complete transaction with respect to each Property contemplated in this commitment letter), recording fees, escrow fees, title fees, state and local transfer, mortgage or excise taxes in connection with the transfer of title, LTC West's out-of-pocket costs in connection with the transaction and any and all other fees and costs in any way associated with the overall transaction with respect to each Property.

     14. Commitment Fee. Concurrently with the closing of the sale/leaseback transaction with respect to each of the Properties, Regent shall pay a commitment fee to LTC West in the sum of one percent (1%) of the applicable Specific Property Purchase Price (the "Commitment Fee"), said Commitment Fee amount to be offset against the Specific Property Purchase Price to be paid by LTC West with respect to each such transaction.

     15. Physical Inspection. As a precondition to the obligations of LTC West under this commitment letter, LTC West shall have the right to conduct a physical inspection of each assisted living facility on each Property, and LTC West must be satisfied with the physical condition of each of the Properties after completion of the construction of the assisted living facilities thereon, in the reasonable exercise of LTC West's discretion.

     16. Governing Law. This commitment letter shall be governed by and interpreted under the internal laws of the State of California without resort to choice of law principles.

Mr. Walter C. Bowen, President, CEO and Chairman
Regent Assisted Living, Inc.
March 30, 1998
Page 10


     17. Regent's Acceptance. Regent must indicate its acceptance of the terms and conditions of this commitment by affixing its signature below. Unless LTC West receives this accepted commitment in its Oxnard, California office on or prior to the fifth (5th) business day following the date of this letter, the terms hereof shall be null and void, and LTC West shall not have any obligations or liabilities to Regent of any kind or nature whatsoever. This commitment shall become effective only upon acceptance by LTC and LTC West evidenced by the affixation of their signatures hereto.

     18. Facsimile Execution Binding. The parties hereto specifically agree that this commitment letter may be executed by facsimile, and that facsimile signatures hereon shall be binding on the parties hereto as though they were original signatures.

     19. Survival. This commitment letter shall survive, and the covenants, conditions and terms set forth herein shall continue, until the earlier of (i) June 30, 1998, at which time this commitment letter shall expire, except with respect to the Property located in Austin, Texas, for which Property this commitment shall expire on July 31, 1998, or (ii) the date on which the sale of all of the Properties to LTC West and the Leases of all of the Properties from LTC West to Regent have been consummated.

     Please understand that, subject to the contingencies set forth above, this letter constitutes the commitment of Regent and LTC West to enter into the transactions described herein with respect to which LTC West shall invest a total of Fifty-Four Million Six Hundred Ten Thousand Dollars ($54,610,000) and otherwise on the terms set forth above.

     Upon receipt of your original signature on this letter, LTC West will immediately instruct counsel to prepare draft documents to evidence the transactions contemplated in this commitment letter.

                             Very truly yours,

                             LTC PROPERTIES, INC.,
                             a Maryland corporation

                             CHRISTOPHER T. ISHIKAWA

                             CHRISTOPHER T. ISHIKAWA,
                             Sr. Vice President & Chief Investment Officer

Mr. Walter C. Bowen, President, CEO and Chairman
Regent Assisted Living, Inc.
March 30, 1998
Page 11


                             LTC WEST, INC.,
                             a Nevada corporation

                             PAMELA J. PRIVETT

                             PAMELA J. PRIVETT,
                             Sr. Vice President & General Counsel



READ AND AGREED:

REGENT ASSISTED LIVING, INC.,
an Oregon corporation



By:  STEVEN L. GISH
     ----------------------------------
Its: Chief Financial Officer